July 26, 2024

VIA E-mail

Mr. Christopher Sechler, Esq.
Manulife Private Credit Plus Fund
200 Berkeley Street
Boston, MA 02116

        Re:     Manulife Private Credit Plus Fund
                File Nos. 333-280481 and 811-23896

Dear Mr. Sechler:

        On June 26, 2024, Manulife Private Credit Plus Fund (the    Fund   )
filed a registration
statement on Form N-2. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Investment Strategies, page 1

   1. Please confirm in your response that the Fund will not invest more than 15% of its net assets in hedge funds and/or private equity funds that rely on Sections 3(c)(1) or 3(c)(7)
         of the 1940 Act.

Fees and Expenses, page 8

   2. Please confirm in your response that the fees presented represent current fees in accordance with Form N-2, Item 3.

   3. Please explain in your response whether the Advisor may recoup from the Fund any waived amounts or reimbursed expenses. If yes, please revise footnote 5 to the fee table to include such disclosure that explains the recoupment arrangement.

Example, page 9

   4. The fee table does not appear to disclose a redemption fee for any of the share classes presented. Please explain in correspondence the following disclosures noted in the expense example:
 Mr. Christopher Sechler, Esq.
Manulife Private Credit Plus Fund
July 26, 2024
Page 2


           a. The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods.
           b. The expense example columns are labeled    Sold    and    Not
sold    for all share
              classes presented and all amounts are the same for each share class disclosed.

Financial Highlights, page 11

   5.    Please confirm in your response that a hyperlink to the Fund   s
financial statements will
         be provided in a pre-effective amendment.

Risk Factors, page 15

   6. Please reorder the risk factors so that they are in order of relative importance. See ADI
         2019-08 - Improving Principal Risks Disclosure, available on the
Commission   s
         website.

Credit and Counterparty Risk, page 16

   7.    Please identify non-investment grade bonds as    junk    bonds, as
they are commonly
         known.

Portfolio Management Information, page 62

   8.    Please revise this section to include a 5-year business history per
Item 9.1.c of
         Form N-2.

The Subadvisory Agreement, page 63

   9.    Please disclose the subadvisory fee.

Repurchases of Share, page 72

   10. Please revise disclosure in the last sentence of the second paragraph of this subsection to provide that payment in repurchase offers will be made promptly after the expiration of the repurchase offer in accordance with Rule 13e-4 under the 1934 Act. This comment also applies to the last sentence of the second paragraph of the next subsection.

Declaration of Trust

   11. Please disclose the exclusive federal forum provision in Section 2.11(b) of this exhibit and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the
 Mr. Christopher Sechler, Esq.
Manulife Private Credit Plus Fund
July 26, 2024
Page 3


             enforceability of this provision since the 1940 Act permits shareholder to bring claims arising from that Act in both state and federal courts).

      12. Please disclose the provision of Section 2.11(d) of this exhibit (relating to the requirement of a pre-suit demand with respect to derivative claims).

      13. Please revise this exhibit to state that Section 2.11(g) does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Signatures

      14. Please advise why Manulife Private Credit Fund is executing the Form N-2.

                                            *   *    *    *   *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any amendments.

       A response to this letter should be in the form of an amendment. The amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions, please contact me at (202) 551-3503.

                                                          Sincerely,

                                                          /s/ David L. Orlic

                                                          David L. Orlic
                                                          Senior Counsel



cc:         Pablo Javier Man, K&L Gates LLP
            Michael J. Spratt, Assistant Director, U.S. Securities and Exchange Commission
            Jennifer B. McHugh, Senior Special Counsel, U.S. Securities and Exchange Commission